UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*

                            FalconStor Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    306137100
                                -----------------
                                 (CUSIP Number)

                                SEPTEMBER 7, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 306137100                               13G
--------------------------------------------------------------------------------------------------------------------------------

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                Eli Oxenhorn

--------------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                    (a) [ ]

                                                                                                    (b) [ ]

--------------------------------------------------------------------------------------------------------------------------------

3           SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------

4           CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                                                United States
--------------------------------------------------------------------------------------------------------------------------------

                 Number of         5      SOLE VOTING POWER
                  Shares                  2,214,329 shares
               Beneficially        ---------------------------------------------------------------------------------------------
                 Owned By          6      SHARED VOTING POWER
                   Each                   151,077 shares
                 Reporting         ---------------------------------------------------------------------------------------------
                  Person           7      SOLE DISPOSITIVE POWER
                   With                   2,214,329 shares
--------------------------------------------------------------------------------------------------------------------------------
                                   8      SHARED DISPOSITIVE POWER
                                          151,077 shares
--------------------------------------------------------------------------------------------------------------------------------

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   2,365,406 shares

--------------------------------------------------------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                              [_]

--------------------------------------------------------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                      4.8%

--------------------------------------------------------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                      IN

--------------------------------------------------------------------------------------------------------------------------------



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


CUSIP No. 306137100                                          13G
--------------------------------------------------------------------------------------------------------------------------------

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          Eli Oxenhorn Family Limited Partnership

--------------------------------------------------------------------------------------------------------------------------------

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                                                    (a) [_]

                                                                                                    (b) [_]

--------------------------------------------------------------------------------------------------------------------------------

3           SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------

4           CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                                                      New York
--------------------------------------------------------------------------------------------------------------------------------
                 Number of
                  Shares           5      SOLE VOTING POWER
               Beneficially               151,077 shares
                 Owned By          ---------------------------------------------------------------------------------------------
                   Each            6      SHARED VOTING POWER
                 Reporting                0 shares
                  Person           ---------------------------------------------------------------------------------------------
                   With            7      SOLE DISPOSITIVE POWER
                                          151,077 shares
--------------------------------------------------------------------------------------------------------------------------------
                                   8      SHARED DISPOSITIVE POWER
                                          0 shares
--------------------------------------------------------------------------------------------------------------------------------

9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 151,077 shares

--------------------------------------------------------------------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                                         [_]
--------------------------------------------------------------------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                                      0.3%

--------------------------------------------------------------------------------------------------------------------------------

12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                                       PN

--------------------------------------------------------------------------------------------------------------------------------

ITEM 1.
           (a)      Name of Issuer:
                    FalconStor Software, Inc.

           (b)      Address of Issuer's Principal Executive Offices:
                    2 Huntington Quadrangle
                    Melville, NY 11747
ITEM 2.
1.         (a) Name of Person Filing:        Eli Oxenhorn
           (b) Address of Principal Business Office, or, if none,
               Residence:
                                             56 The Intervale
                                             Roslyn Estates, New York 11576
           (c) Citizenship:                  United States
           (d) Title of Class of Securities: Common Stock, $0.001 par
                                             value per share
           (e) CUSIP Number:                 306137100

2.         (a) Name of Person Filing:        Eli Oxenhorn Family Limited Partnership
           (b) Address of Principal Business Office, or, if none, Residence:
                                             56 The Intervale
                                             Roslyn Estates, New York 11576
           (c) Place of Organization:        New York
           (d) Title of Class of Securities: Common Stock, $0.001 par
                                             value per share
           (e) CUSIP Number:                 306137100

ITEM 3.    If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a)  [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

           (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

           (c)  [_]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

           (d)  [_]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e)  [_]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

           (f)  [_]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

           (g)  [_]  A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

           (h)  [_]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                     1813).

           (i)  [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14)
                     of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

           (j)  [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP. The percentages of beneficial ownership shown below are based on 49,661,850 shares of Common Stock outstanding as of July 25, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

1.        Eli Oxenhorn:
          (a) Amount Beneficially Owned: 2,365,406(1,2,3) shares.
          (b) Percent of Class: 4.8%
          (c) Number of shares as to which such person has:
              (i) sole power to vote or to direct the vote: 2,214,329(1) shares.

              (ii) shared power to vote or to direct the vote: 151,077(2,3) shares.

              (iii) sole power to dispose or to direct the disposition of:
                    2,214,329(1) shares.

              (iv)  shared power to dispose or to direct the disposition of:
                    151,077(2,3) shares.

2.        Eli Oxenhorn Family Limited Partnership:
          (a) Amount Beneficially Owned: 151,077(2) shares. Eli Oxenhorn is the general partner of the Eli Oxenhorn Family Limited Partnership.
          (b) Percent of Class: 0.3%
          (c) Number of shares as to which such person has:
              (i)   sole power to vote or to direct the vote: 151,077(2) shares.
              (ii)  shared power to vote or to direct the vote: 0 shares.
              (iii) sole power to dispose or to direct the disposition of:
                    151,077(2) shares.
              (iv) shared power to dispose or to direct the disposition of: 0 shares.

          Exhibit A, a Joint Filing Agreement, was previously filed with a
          Schedule 13G, dated August 22, 2001.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

INSTRUCTION:      Dissolution of a group requires a response to this item.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.



----------
(1)Consists of 2,202,829 shares of Common Stock held by Mr. Oxenhorn, 3,500 shares held by the Eli Oxenhorn SEP IRA Account, and 8,000 shares held by the Eli Oxenhorn Rollover IRA.
(2)Consists of 151,077 shares of Common Stock held by the Eli Oxenhorn Family Limited Partnership.
(3)The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATION.

                   By signing below each party certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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



                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 2007


                                        /S/ ELI OXENHORN
                                        ----------------------------------------
                                             Eli Oxenhorn


                                        ELI OXENHORN FAMILY LIMITED PARTNERSHIP


                                        By:/S/ ELI OXENHORN
                                           -------------------------------------
                                           Name: Eli Oxenhorn
                                           Title: General Partner


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                                  Page 7 of 7